UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Hackrod, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 21, 2017

Physical address of issuer
21700 Oxnard Street, Suite 2070, Woodland Hills, CA 91367

Website of issuer
www.hackrod.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The issuer shall pay to the Intermediary at the conclusion of the offering a fee consisting of seven percent (7.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of the funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary shall receive Crowd Notes in a principal amount that is equal to two percent (2.0%) of the aggregate principal amount of all Crowd Notes issued in the Offering.

Type of security offered
Crowd Notes

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
March 14, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$214,354.00	$0.00
Cash & Cash Equivalents	$214,354.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	0.00	$0.00
Long-term Debt	$310,000.00	$0.00
Revenue/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00

Taxes Paid	$0.00	$0.00
Net Income	-$159,757.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 9, 2018

FORM C/A

Hackrod Inc.



Explanatory Note

Hackrod Inc. (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on January 18, 2018 (the "Form C"). This Amendment is filed to add a video transcript (Exhibit F).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael McCoy
(Signature)

Michael McCoy
(Name)

Director, Chief Executive Officer, Chief Financial Officer, Secretary
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael McCoy
(Signature)

Michael McCoy
(Name)

Director, Chief Executive Officer, Chief Financial Officer, Secretary
(Title)

March 9, 2017
(Date)

EXHIBIT
Exhibit F   Video Transcript 2

EXHIBIT F
Video Transcript 2

Mouse McCoy: Howdy everybody. Probably get through the first question I'm normally asked. "Hey dude, why is your name Mouse?". Well, I started racing motorcycles when I was little bitty kid. It sort of set me into a life in the throttle. Moved up from kid racer to professional motorcycle racer, having won the Baja 1000, Baja 500. Was having some fun.

Transitioned into being a stunt man. Got a pretty kick ass education in Hollywood and figured I could do it myself, then became an action movie director. Most known for significant partnership with the US Navy Seals that resulted in number one box office film Act of Valor. Yeah. I was proud to support that community and our country, I've got to say. This led me into something maybe not as serious, but definitely a lot of fun. Being known for handling some of the bigger, gnarlier jobs, this was a creative brief. Maybe the coolest creative brief I'd ever seen. My now partner, Felix Holst, was running Hot Wheels. Everybody play with hot wheels when they were a kid? Right on.

He said, "Hey mate. Here's what I want. I want Hot Wheels for real. I want Evel Knievel. I want to go and set some world records". Pretty tall order. "Are you good to go?". I said, "I'm good to go. But there's only one problem with this photograph right here". Anybody guess what's the problem? Evel Knievel only holds one world record. That's for most broken bones. Anyway, here's what that turned into.

Alright, here we go in five, four, three, two, one.

Yeah, every kid's fantasy brought to life. We had a lot of fun doing it. Took a lot of risk. Along the way we realized, "Wow. We might have just done something". Success, three automotive world records, four billion media impressions. Highest rated show in X Games history. It took the brand that everybody said was a dead, stagnant toy brand from 600 Million to a billion in sales in three years.

If we remember Jonathan Cohen a few days ago, he said, "Advertising is a tax you pay for being unremarkable". We don't want to pay that tax. Sometimes you gotta take risks. As we were moving from here, we were like, "Where do we go from here? We're in the big entertainment business. Went pretty big". Well we decided, "Let's go out and try and make the biggest car movie ever made". Enter Autonomo Part One: Escape from Detroit. Set in the near future, when young kids in garages armed with all of this exponential technology I'm sure everybody's been hearing about, a future that's coming. They're able to create the next coolest car companies in the world out of their garages. The next Porsche and Ferrari are coming from inspired kids in garages. Not from bureaucracy of big OEM's.

But, there might be some peril. Every movie has a log line. Ours is, "When driving is outlawed, only outlaws will drive." Those same young hot rodders staring down the barrel of the autonomous driving revolution. It's not going to be as much fun as hot rodding. As we were envisioning this movie, we ran into a big ass problem. We wanted to build a lot of cars. We wanted this to represent the future of design and inspiration. Meaning we were going to need to build 50 prototype cars, probably have 10 startup brands, and I wanted these cars to do what you just saw, right?

"How are we going to build this movie?", became the big question overall. This was going to be full on real design, real car work. If anybody knows how expensive it is to build a prototype car, we had some problems coming our way. "Alright. We've got to solve some problems". Started thinking, "Damn. What would George do?". How many people in this room have heard of George Lucas? A little known fact. In 1975 when George Lucas was envisioning Star Wars, there wasn't a company on the planet that could build that movie. He had to create a startup called Industrial Light and Magic. Star Wars was actually built by a startup, not by a major movie studio. That company went on to spinoff Pixar, Photoshop, and be a powerhouse overall.

We said, "We could take a page out of that book. We need to start a company that can solve these problems I was talking about". Hackrod was born. I'm going to show you what we're doing right now at Hackrod.

Imagine that you could design and build the car of your dreams as easy as playing a video game. The Hackrod digital manufacturing platform is connecting virtual reality with artificial intelligence and advanced manufacturing to make this dream a reality. To prove this out, we started by sketching La Bandita, the car that we wanted but nobody made. Quickly moving from sketch to full scale photo real 3D model in virtual reality. Allowing us to perfect the design and aerodynamics digitally. Moving back into the physical world and connecting with the internet of things, we deployed sensors and scanners to capture 50 years of automotive knowledge.

We harvested massive data sets and used them to teach the artificial intelligence generative design engine what a car experiences. With artificial intelligence and machine learning, we have the power of hundreds of engineers at our fingertips, allowing us to grow optimized engineering solutions for our design requirements. These designs are too complex and expensive for traditional manufacturing. They have to be 3D printed. Hackrod is leading the way in large scale metal 3D printing.

Slade Gardner: This is the challenge section. It's that node right there that's really going to make or break this chassis. What we're doing right here, this is the key.

Mouse McCoy: Right.

Slade Gardner: If we can get that node, then we can get everything.

Mouse McCoy: We are now ready to print a full scale car in aluminum. La Bandita is not a concept car. It's a proof of concept of an entirely new way to design and manufacture. If you can build a car this way, you can build anything.

Thanks. We are having a lot of fun, because there is unlimited possibilities happening right now. Just take a second and imagine that you could design and build the vehicle of your dreams or needs as easy as playing a video game. That's the future we're looking at. The Hackrod digital manufacturing platform is set to make this a reality.

This car right here for us represented something. Something empowering. That car is something we wanted but nobody made. We're looking at a near future where you, the consumer, can become the creator. The creator of the things that you want in your life. Really, this is a democratization of manufacturing.

We're starting with cars, but we've heard a story, another story similar. There was a time when somebody started with books. There was a little book store on the internet that went on to be the world's most valuable retailer, or the world's most valuable company. Well, our story is going to be the little hot rod shop in the cloud that went on to being the world's most valuable manufacturing company. Thank-you guys, and invest now if you want to come for a ride through the new industrial revolution.